Exhibit 21.1
Subsidiaries

State or Other Jurisdiction of
Name of Subsidiary	Incorporation or Organization

Idenix (Massachusetts) Inc.	Massachusetts
Idenix Pharmaceuticals S.r.l.*	Italy
Idenix (UK) Limited	United Kingdom
Idenix GmbH	Germany
Idenix (Cayman) Limited	Cayman Islands
Idenix SARL**	France
Idenix B.V.**	Netherlands
Idenix Securities Corporation	Massachusetts

*	Wholly-owned by Idenix SARL

**	Wholly-owned by Idenix (Cayman) Limited